                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        Aero Services International, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                       and
                 Series A Cumulative Convertible Preferred Stock
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   007913 10 6
                                   007913 20 5
                                 (CUSIP Number)

R. Theodore Brant, President             Copy to:
Transtech Holding Company, Inc.          Jonathan K. Hergert, Esq.
1331 12th Avenue, Suite 109              Eckert Seamans Cherin & Mellott, LLC
Gables Office Complex                    600 Grant Street, 44th Floor
Altoona, PA  16601                       Pittsburgh, Pennsylvania 15219
(814) 941-4300                           (717) 237-6039
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 18, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)13d-1(f) or 13d-1(g), check the following box.
|-|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  007913205                                                     13D
_______________________________________________________________________________

    1      Name of Reporting Persons: Transtech Holding Company, Inc.
           I.R.S. Identification Nos.: 51-0353279
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       103,540
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       0
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       103,540
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       0
_______________|_____|_________________________________________________________

   11     Aggregate Amount Beneficially Owned by Each Reporting Person: 103,540
_______________________________________________________________________________

   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares                                                 [ ]
_______________________________________________________________________________

   13     Percent of Class Represented by Amount in Row (11):         74.841%
_______________________________________________________________________________

   14     Type of Reporting Person:    CO
_______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  007913106                                                       13D
_______________________________________________________________________________

    1      Name of Reporting Persons: Transtech Holding Company, Inc.
           I.R.S. Identification Nos.: 51-0353279
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       4,031,905
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       0
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       4,031,905
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       0
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person: 4,031,905
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [ ]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):          50.411%
______________________________________________________________________________

   14   Type of Reporting Person:    CO
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  007913205                                                      13D
_______________________________________________________________________________

    1      Name of Reporting Persons: R. Theodore Brant
           I.R.S. Identification Nos.:
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       0
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       103,540
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       103,540
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:     0
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):               0%
______________________________________________________________________________

   14   Type of Reporting Person:   IN
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  00791306                                                       13D
_______________________________________________________________________________

    1      Name of Reporting Persons: R. Theodore Brant
           I.R.S. Identification Nos.:
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group*    (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       0
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       4,031,905
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       4,031,905
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:     0
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):               0%
______________________________________________________________________________

   14   Type of Reporting Person:   IN
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  007913205                                                      13D
_______________________________________________________________________________

    1      Name of Reporting Persons: Maurice Lawruk
           I.R.S. Identification Nos.:
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group*    (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       0
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       103,540
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       103,540
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:     0
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):               0%
______________________________________________________________________________

   14   Type of Reporting Person:   IN
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  007913206                                                      13D
_______________________________________________________________________________

    1      Name of Reporting Persons: Maurice Lawruk
           I.R.S. Identification Nos.: 51-0353279
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group*    (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       0
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       4,031,905
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       4,031,905
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:     0
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):               0%
______________________________________________________________________________

   14   Type of Reporting Person:   IN
______________________________________________________________________________

Item 1.  Security and Issuer.

                  The title of the classes of equity security to which this
Schedule 13D relates are the Common Stock ("Common Stock") and Series A Cumulative Convertible Preferred Stock, without par value ("Series A Stock") of Aero Services International, Inc. (the "Company"). The address of the principal executive offices of the Company is 660 Newtown-Yardley Road, Newtown, Pennsylvania 18940.

Item 2.  Identity and Background.

                  This statement is filed on behalf of Transtech Holding Company, Inc., a Delaware corporation ("Transtech"), R. Theodore Brant, an individual who owns 40% of the issued and outstanding capital stock of Transtech ("Brant"), and Maurice Lawruk, an individual who owns 40% of the issued and outstanding capital stock of Transtech ("Lawruk"). On December 1, 1998, Transtech and Triton Energy Corporation, a Texas corporation ("Triton") entered into a Stock Purchase Agreement ("Stock Purchase Agreement") whereby Transtech agreed to purchase 134,593 shares of Series A Stock from Triton for an aggregate consideration of $100,000. The closing under the Stock Purchase Agreement occurred on December 18, 1998. As of December 18, 1998, (a) Transtech exercised its rights as a holder of Series A Stock to convert 125,000 shares of Series A Stock to Common Stock at a rate of four shares of Common Stock for each share of Series A Stock converted by Transtech and (b) the Company issued 500,000 shares of Common Stock to Transtech in exchange for the forgiveness of $314,862 of debt owed to Transtech by the Company. This statement is an amendment to a paper format Schedule 13D filed on behalf of Transtech, Brant and Lawruk. The entire paper format Schedule 13D is restated herein as Exhibit D, pursuant to Rule 101(a)(2)(ii) of Regulation S-T.

                  The principal place of business and executive offices of Transtech are located at 1331 12th Avenue, Suite 109, Gables Office Complex, Altoona, Pennsylvania 16601. Transtech is principally engaged in the business of investments. Transtech, Brant and Lawruk are collectively referred to herein as the "Reporting Persons."

                  Filed as Schedule A to this Schedule 13D is a list of the executive officers and directors of Transtech (including Brant and Lawruk) containing the following information with respect to such persons: (i) name,
(ii) business address and (iii) present principal occupation or employment and the name and, if different from the person's business address, the address of any other corporation or other organization in which such employment is conducted. Each person identified in Schedule A is a United States citizen.

                  During the past five years, neither the Reporting Persons nor any person identified in Schedule A (based on information provided by such individuals) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  500,000 shares of Common Stock were issued by the Company upon conversion of 125,000 of Series A Stock and 500,000 shares of Common Stock were issued by the Company in exchange for the forgiveness of $314,862 of debt owed to Transtech by the Company. Transtech utilized no additional consideration to finance the acquisition of the Common Stock.

                  Transtech utilized a combination of working capital and debt to finance the acquisition of the Series A Stock. The aggregate consideration of $100,000 to Triton is divided into a $25,000 cash payment at the time of execution of the Stock Purchase Agreement, and a Promissory Note in the amount of $75,000 to be paid in three equal installments over a one year period. The Promissory Note bears no interest, except that any overdue principal (and interest where permitted by law) will bear interest at a rate of fifteen percent per year.

                  Set forth above in this Item 3 and in Item 6 are descriptions of selected provisions of the Stock Purchase Agreement and the Promissory Note ("Triton Documents"). The descriptions of the Triton Documents are qualified in their entirety by reference to the copies of such agreements filed as Exhibits hereto, which are incorporated by reference herein and are made a part hereof to the same extent as though set forth herein in full.

Item 4. Purpose of Transaction.

                  Except as set forth in this Item 4, Transtech has acquired the Series A Stock from Triton and the Common Stock from the Company for investment purposes.

                  As of December 18, 1998, Transtech exercised its rights as a holder of Series A Stock to convert 125,000 shares of Series A Stock to Common Stock at a rate of four shares of Common Stock for each share of Series A Stock converted by Transtech.

                  Also as of December 18, 1998, Transtech acquired 500,000 shares of newly issued Common Stock in exchange for the forgiveness of $314,862 of indebtedness owed by the Company to Transtech.

                  Brant also is the President and CEO of the Company, and in his capacity as the President ad CEO of the Company is aware that the Company has a present intention to market for sale the leasehold interest in a fixed base operation at Chicago's Midway Airport ("Midway FBO") operated by the Company. The Midway FBO is subject to a sub-lease to the Company by the Company's wholly-owned subsidiary, Beckett Aviation, Inc. ("Beckett"). The Company purchased Beckett in 1985 from CSX Corporation. The Company has not entered into a definitive sale agreement for the sale of the Midway FBO at this time. The sale of the Midway FBO may be characterized as an extraordinary corporate transaction involving the sale of a material amount of the assets of the Company.

                  Transtech may in the future propose to effect a recapitalization of the Company by, among other things, forgiving or restructuring any additional outstanding indebtedness of the Company owed to Transtech and/or converting all or a portion of the balance of that debt to equity. In connection with such a recapitalization, Transtech may propose to effect a modification of the rights, privileges and preferences of the Series A Stock which may include, but not necessarily be limited to, modification of the conversion provisions relating to the Series A Stock, reduction of the stated value of the Series A Stock, reduction or elimination

(forgiveness) of dividend and/or redemption arrearages on the Series A Stock, and otherwise modifying the dividend and redemption provisions relating to the Series A Stock.

                  Except as otherwise set forth in this Item 4, the Reporting Persons and the other persons named in Item 2 (based on information provided by such individuals) have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

                  See Item 3 for a description of certain provisions of the Stock Purchase Agreement.

Item 5. Interest in Securities of Issuer.

                  The number of shares of Common Stock and Series A Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information contained in the Company's Report on Form 10-KSB for the fiscal year ended September 30, 1997, except where specifically noted to the contrary. The Reporting Persons disclaim responsibility for the accuracy of the number of shares of Series A Stock issued and outstanding so reported and the resulting percentage calculations.

                  On the 18th of December, 1998, Transtech became the beneficial owner of the 134,593 shares of Series A Stock acquired under the Stock Purchase Agreement, which represent approximately 50.00% of the Series A Stock issued and outstanding on the 18th of December, 1998. As a result of this transaction, Transtech became the beneficial owner of 228,540 shares of Series A Stock, representing approximately 84.90% of the Series A Stock issued and outstanding as of the 18th of December, 1998. The percentage calculations set forth herein are based on 269,185 shares of issued and outstanding shares of Series A Stock (as reported in the Company's Report on Form 10-KSB for the fiscal year ended September 30, 1997).

                  As of the 18th of December, 1998, Transtech (a) converted 125,000 shares of Series A Stock into 500,000 shares of Common Stock and (b) became the beneficial owner of an additional 500,000 shares of Common Stock acquired in connection with the forgiveness of certain debt owed by the Company to Transtech, which shares represent approximately 13.21% of the Common Stock issued and outstanding as of the 18th of December, 1998. As a result of these transactions, Transtech is the beneficial owner of 4,031,905 shares of Common Stock, and 103,540 shares of Series A Stock representing approximately 50.411% and 71.841%, respectively, of the Common Stock and Series A Stock issued and outstanding as of the 18th of December, 1998. The percentage calculations set forth herein are based on 7,570,052 issued and outstanding shares of Common Stock and 144,185 issued and outstanding shares of Series A Stock (as reported in the Company's Report on Form 10-KSB for the fiscal year ended September 30, 1997, giving effect to the conversion of 125,000 shares of Series A Stock and the additional shares of Common Stock issued in connection with the forgiveness of the debt owed to Transtech).

                  Transtech and its stockholders, Brant and Lawruk, may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act, such that the shares of Common Stock and Series A Stock beneficially owned by Transtech are deemed to be beneficially owned by Brant and Lawruk as well as Transtech. Brant and Lawruk do not beneficially own (nor are they deemed to beneficially own) any shares of capital stock of the Company in addition to those reported above. Brant and Lawruk disclaim beneficial ownership of the Common Stock and Series A Stock owned by Transtech and the filing of this
Schedule 13D shall not be construed as an admission that they, or either of them, are the beneficial owners of such shares.

                  Except as indicated herein, neither the Reporting Persons nor any of the other persons listed on Schedule A (based on information provided by such individuals) presently beneficially owns any Series A Stock. Except as described herein, no transactions in Common Stock and Series A Stock were effected during the past 60 days by any person named in Item 2 (based on information provided by such individuals).

                  See Item 4 for a description relating to the conversion of the Series A Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as may be set forth in Item 4 above, the Reporting Persons are not aware of any item required to be reported in this Item 6.

Item 7.  Material to be Filed as Exhibits.

A.       Stock Purchase Agreement.

B.       Promissory Note.

C.       Agreement pursuant to Rule 13d-1(f)(1)(iii).

D.       Predecessor Schedule 13D filed in paper format.

Signatures.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                  Transtech Holding Company, Inc.


Date:       December 24, 1998                  By:R. THEODORE BRANT, PRESIDENT
            -----------------                     ----------------------------
                                                R. Theodore Brant, President



Date:       December 24, 1994                   R. THEODORE BRANT
            -----------------                   -----------------
                                                R. Theodore Brant



Date:       December 24, 1994                   MAURICE LAWRUK
            -----------------                   --------------
                                                Maurice Lawruk

                                   SCHEDULE A

                  The following is a list of the executive officers and directors of Transtech Holding Company, Inc. ("Transtech") as of December 23, 1998. Unless otherwise indicated, the business address of each of the following executive officers and directors is 1331 Twelfth Avenue, Suite 109, Gables Office Complex, Altoona, Pennsylvania 16601.

                   Transtech Directors and Executive Officers
                   ------------------------------------------


R. Theodore Brant:       President, Chief Executive Officer, and Director

Principal Occupation:    President, and Chief Executive Officer of Aero
                         Services International, Inc.; President of Tranteam
                         Holding Company, Inc.; and Director of Valley Air
                         Services, Inc.


Maurice A. Lawruk:       Director and Vice President

Business Address:        210 West Plank Road
                         Altoona, PA  16602

Principal Occupation:    President and Chairman of Maurice A. Lawruk
                         Builders, Inc.; Director of Valley Air Services, Inc.


Deborah Shuster King:    Treasurer, Secretary and Chief Financial Officer

Principal Occupation:    Treasurer and Secretary of Tranteam Holding
                         Company, Inc.; and Assistant Secretary of Valley
                         Air Services, Inc.


Bobby Ray Adkins:        Assistant Secretary

Principal Occupation:    Chief Operating Officer and Director of Aero
                         Services International, Inc.; Assistant Secretary of
                         Tranteam Holding Company, Inc.

                                  Exhibit Index
                                  -------------


                                                                Sequential
Description of Exhibit                                          Page Number
----------------------                                          -----------

A.       Stock Purchase Agreement.

B.       Promissory Note.

C.       Agreement pursuant to Rule 13d-1(f)(1)(iii).

D.       Predecessor Schedule 13D filed in paper format.

                                    EXHIBIT A
                                    ---------

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of the 1st day of September, 1998, by and among TRANSTECH HOLDING COMPANY, INC. ("Buyer"), a Delaware corporation having an address at 1331 Twelfth Avenue, Suite 109, Gables Office Complex, Altoona, Pennsylvania 16601, and TRITON ENERGY CORPORATION, a Texas corporation having an address at 6688 N. Central Expressway, Suite 1400, Dallas, Texas 75206 ("Seller").


                               W I T N E S E T H:
                               ------------------

         WHEREAS, Buyer desires to purchase from Seller One Hundred Thirty-Four Thousand Five Hundred Ninety-Three (134,593) shares of the Series A Preferred Stock of Aero Services International, Inc., a Louisiana corporation ("Preferred Stock") now owned by Seller; and

         WHEREAS, Seller desires to sell the Preferred Stock to Buyer on the terms and conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, and intending to be legally bound hereby, the parties covenant and agree as follows:

                                    ARTICLE I

                           SALE AND PURCHASE OF STOCK

         SECTION 1.01. PURCHASE OF STOCK. Seller hereby sells, assigns, transfers and delivers to Buyer, and Buyer hereby purchases from Seller, One Hundred Thirty-Four Thousand Five Hundred Ninety-Three (134,593) shares of Preferred Stock ("Purchased Stock") for the purchase price and upon the terms and conditions set forth herein.

         SECTION 1.02. PURCHASE PRICE. The aggregate purchase price for the Purchased Stock is One Hundred Thousand Dollars ($100,000) paid on the date hereof by Buyer to Seller as follows:

                  (i) $25,000 in immediately available funds to the account of Seller; and

                  (ii) the execution and delivery by Buyer to Seller of Buyer's promissory note in the original principal amount equal to the balance of the Purchase Price.

Seller agrees to deliver an Affidavit of Lost Certificate and such other documents (including executed stock powers that may be required to transfer replacement certificates) in form reasonably acceptable to Buyer, as may be reasonably required to complete the transfer of ownership of the Preferred Stock from Seller to Buyer, on the date hereof.

                                   ARTICLE II

                            POST CLOSING COOPERATION

         SECTION 2.01. POST-CLOSING COOPERATION. In addition to taking the actions required of them under the other provisions of this Agreement, Seller and Buyer will execute and deliver to each other such further documents, or perform such other acts, following the Closing as may be reasonably requested by either party or their respective counsel in order to carry out transactions contemplated by this Agreement.

                                   ARTICLE III

                    REPRESENTATIONS, WARRANTIES AND COVENANTS

         SECTION 3.01.  REPRESENTATIONS AND WARRANTIES OF SELLER.

         Seller represents and warrants to Buyer as follows:

         (a) Power and Right to Sell Purchased Stock. Seller has the requisite corporate power and authority to sell, assign, transfer and deliver the Purchased Stock to Buyer.

         (b) Execution and Delivery. This Agreement has been duly and validly executed and delivered by Seller, and constitutes its valid and legally binding obligation, enforceable in accordance with its terms except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

         SECTION 3.02.  REPRESENTATIONS AND WARRANTIES OF BUYER.

         Buyer represents and warrants to Seller as follows:

         (a) Authority. This Agreement has been duly authorized, validly executed and delivered by Buyer.

         (b) Execution and Delivery. This Agreement has been duly and validly executed and delivered by Buyer, and constitutes its valid and legally binding obligation, enforceable in accordance with its terms.

         SECTION 3.03. NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Other than the covenant in Section 2.01, no representations, warranties, covenants and agreements under this Agreement will survive the consummation of the transaction contemplated hereby.

                                   ARTICLE IV

                               GENERAL PROVISIONS

         SECTION 4.01. WAIVERS AND AMENDMENTS. No party hereto will be deemed to have waived any right, power or privilege under this Agreement unless such waiver will have been expressed in writing. The failure of any party hereto to enforce any provision of this Agreement will in no way be construed as a waiver of such provision or a right of any party thereafter to enforce such provision. This Agreement and the note contemplated by Section 1.02 will constitute the entire agreement between the parties hereto with respect to the subject matter hereof and will not be changed or modified in any manner, except by an instrument in writing signed by the parties hereto.

         SECTION 4.02. SEVERABILITY. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Agreement in that jurisdiction or affecting the validity, legality or enforceability of any provision hereof in any other jurisdiction.

         SECTION 4.03. GOVERNING LAW; JURISDICTION. This Agreement will be construed according to, and the rights of the parties hereunder will be governed by, the laws of the Commonwealth of Pennsylvania.

         SECTION 4.04.   NOTICES.

         (a) General Rule. Notices and all other communications under this Agreement shall be in writing and shall be either hand delivered to the recipient or mailed by certified mail, return receipt requested, or by Federal Express or comparable overnight courier, addressed as follows:

                  If to Buyer, to:

                  Transtech Holding Company
                  1331 Twelfth Avenue, Suite 109
                  Gables Office Complex
                  Altoona, PA  16601
                  Attn:  R. Ted Brant


                                    With a copy to:

                                    Eckert Seamans Cherin & Mellott, LLC
                                    One Market Square Building
                                    213 Market Street
                                    Harrisburg, PA  17108
                                    Attn:  Christopher M. Cicconi, Esq.

                  If to Seller, to:

                  Triton Energy Corporation
                  6688 N. Central Expressway, Suite 1400
                  Dallas, TX  75206
                  Attn:  Robert B. Holland, III

or at such other address as any party hereto shall have specified by notice to the other parties.

         (b) Change of Address. Any party hereto (or their successors or permitted assigns) may designate a different address to which notices are to be sent by giving notice of such change of address in conformity with the provisions of this Section.

         (c) Time of Notice. Unless otherwise specified in this Agreement, all notices shall be deemed to have been given when hand delivered or one (1) business day after being mailed or sent by courier in accordance with this Section.

         SECTION 4.05. COUNTERPARTS. This Agreement may be executed in counterparts each of which shall constitute an original, but all of which together shall constitute the Agreement.


         SECTION 4.06. CAPTIONS. The captions of the Articles, Sections and Paragraphs of this Agreement are for convenience only and will not control or affect the meaning or construction of any of the provisions of this Agreement.


         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


ATTEST/WITNESS:                             TRANSTECH HOLDING COMPANY, INC.,
                                            a Delaware corporation


--------------------------------            By:      R. THEODORE BRANT
                                                     --------------------------
                                            Its:     PRESIDENT
                                                     -------------------------

ATTEST/WITNESS:                             TRITON ENERGY CORPORATION,
                                            a Delaware corporation


--------------------------------            By:      TRITON
                                                     --------------------------
                                            Its:
                                                     --------------------------

                                    EXHIBIT B
                                    ---------

                                 PROMISSORY NOTE


US$ 75,000                                              Date:  October 8, 1998

         For value received, TRANSTECH HOLDING COMPANY, INC., a Delaware corporation (the "Payor"), hereby unconditionally and irrevocably promises to pay the order of Triton Energy Corporation, a Delaware corporation (the "Payee"), at the Payee's office in Dallas, Texas, located at 6688 North Central Expressway, Suite 1400, Dallas, Texas 75206, or to such other place as the Payee may designate, the principal amount of SEVENTY FIVE THOUSAND AND NO/100 DOLLARS ($75,000), which shall be payable in three equal installments, the first of which shall be due and payable on January 1, 1999, the second of which shall be due and payable on May 1, 1999, and the third of which shall be due and payable on September 1, 1999. Except as provided herein, the outstanding principal balance of this Note shall not bear interest; provided that any overdue principal, and to the extent permitted by applicable law, any overdue interest, shall bear interest for each day from the date payment thereof was due to the date of actual payment, at a rate per annum equal to 15% per annum, compounded daily.

         If any taxes are imposed and required by law to be paid or withheld from any amount payable to the Payee hereunder, then the Payor shall increase the amount of such payment so that the Payee will receive a net amount (after deduction for such taxes) equal to the amount due hereunder.

         Should (i) the Payor fail to pay any principal or interest on any sum when due hereunder; or (ii) the Payor breach or default under any agreement or instrument involving the borrowing of money or the advance of credit between the Payor and any other party (other than Payor's shareholders) in excess of $50,000; or (iii) a receiver, trustee or other similar official be appointed over the Payor or any of its assets; or (iv) the Payor become insolvent or be unable to pay its debts as they mature; or (v) the Payor make a general assignment for the benefit of creditors; or (vi) the Payor file a petition under any bankruptcy, insolvency or similar law; or (vii) the Payor have an involuntary petition under any bankruptcy, insolvency or any similar law filed against it; or (viii) the Payor suffer a material adverse change in its consolidated financial condition, business, prospects or operations; or (ix) any material levy, attachment execution, or similar process be issued against the Payor or any of its properties or assets; then, in the case of any of the events specified in clauses (iii), (iv), (v), (vi) or (vii), all of the Payor's obligations under this Note shall become immediately due and payable without any action on the part of the Payee, and in the case of any of the other events specified above, the Payee may by notice to the Payor declare the principal amount hereunder together with accrued interest thereon and any other amounts owing hereunder to be immediately due and payable, whereupon the same shall become immediately due and payable. The Payor and all other parties who, at any time, may be liable on this Note in any capacity, waive demand, presentment, protest, notice of protest, dishonor, notice of dishonor and notice of every other kind all of which are hereby expressly waived by the Payor and such other party. The Payor and each such other party further waive its rights to plead any statute of limitations as a defense to any action hereunder.

         The Payor agrees to pay the reasonable legal fees which the Payee may incur in connection with the enforcement of the Payee's rights hereunder.

         THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF TEXAS AND THE FEDERAL LAWS OF THE UNITED STATES OF AMERICA WITHOUT REFERENCE TO ITS CHOICE OF LAW PROVISIONS.


                                                TRANSTECH HOLDING COMPANY, INC.


                                                By: R. THEODORE BRANT
                                                    -----------------
                                                Name: R. THEODORE BRANT
                                                      -----------------
                                                Title: PRESIDENT
                                                       ---------

                                    Exhibit C
                                    ---------


                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the statement to which this Exhibit is attached is filed on its or his behalf.


                                              Transtech Holding Company, Inc.


Date:  December 24, 1998                      By: R. THEODORE BRANT, PRESIDENT
                                                  -----------------------------
                                                  R. Theodore Brant, President



Date:  December 24, 1998                          R. THEODORE BRANT, PRESIDENT
                                                  -----------------------------
                                                  R. Theodore Brant



Date:  December 24, 1998                          MAURICE LAWRUK
                                                  -----------------------------
                                                  Maurice Lawruk

                                    EXHIBIT D
                                    ---------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                        Aero Services International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
                                       and
                 Series A Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   007913 10 6
                                   007913 20 5
                                 --------------
                                 (CUSIP Number)

R. Theodore Brant, President                   Copy to:
Transtech Holding Company, Inc.                Jonathan K. Hergert, Esq.
1331 12th Avenue, Suite 109                    Eckert Seamans Cherin & Mellott
Gables Office Complex                          600 Grant Street, 42nd Floor
Altoona, PA  16601                             Pittsburgh, Pennsylvania 15219
(814) 941-4300                                 (412) 566-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 20, 1994
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|


Check the following box if a fee is being paid with this statement. |X|

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  007913 10 6                                                    13D
_______________________________________________________________________________

    1      Name of Reporting Persons: Transtech Holding Company, Inc.
           I.R.S. Identification Nos.: 51-0353279
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      SEC Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       3,031,905
Common Stock   |_____|________________________________________________________
Beneficially   |     |
Owned by Each  |  8  |   Shared Voting Power
 Reporting     |     |       -0-
Person With    |_____|________________________________________________________
               |     |
               |  9  |   Sole Dispositive Power
               |     |       3,031,905
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       -0-
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person: 3,031,905
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [ ]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):           43.32%
______________________________________________________________________________

   14   Type of Reporting Person:   CO
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  0079315 20 5                                                   13D
_______________________________________________________________________________

    1      Name of Reporting Persons: Transtech Holding Company, Inc.
           I.R.S. Identification Nos.: 51-0353279
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       93,947
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       134,593
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       93,957
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       -0-
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:   93,947
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):            34.90%
______________________________________________________________________________

   14   Type of Reporting Person:   CO
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  007913 10 6                                                     13D
_______________________________________________________________________________

    1      Name of Reporting Persons: R. Theodore Brant
           I.R.S. Identification Nos.:
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      SEC Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       -0-
Common Stock   |_____|________________________________________________________
Beneficially   |     |
Owned by Each  |  8  |   Shared Voting Power
 Reporting     |     |       3,031,905
Person With    |_____|________________________________________________________
               |     |
               |  9  |   Sole Dispositive Power
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       3,031,905
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:    -0-
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):              0%
______________________________________________________________________________

   14   Type of Reporting Person:   IN
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  0079315 20 5                                                   13D
_______________________________________________________________________________

    1      Name of Reporting Persons: R. Theodore Brant
           I.R.S. Identification Nos.:
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       -0-
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       228,540
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       93,947
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:    -0-
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):               0%
______________________________________________________________________________

   14   Type of Reporting Person:   IN
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  007913 10 6                                                     13D
_______________________________________________________________________________

    1      Name of Reporting Persons: Maurice Lawruk
           I.R.S. Identification Nos.:
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      SEC Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       -0-
Common Stock   |_____|________________________________________________________
Beneficially   |     |
Owned by Each  |  8  |   Shared Voting Power
 Reporting     |     |       3,031,905
Person With    |_____|________________________________________________________
               |     |
               |  9  |   Sole Dispositive Power
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       3,031,905
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:    -0-
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):              0%
______________________________________________________________________________

   14   Type of Reporting Person:   IN
______________________________________________________________________________

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  0079315 20 5                                                   13D
_______________________________________________________________________________

    1      Name of Reporting Persons: Maurice Lawruk
           I.R.S. Identification Nos.:
______________________________________________________________________________

    2      Check the Appropriate Box If a Member of a Group     (A)  [ ]
                                                                (B)  [X]
______________________________________________________________________________

    3      Sec Use Only
______________________________________________________________________________

    4      Source of Funds: 00
______________________________________________________________________________

    5      Check Box If Disclosure of Legal Proceeding is Required
           Pursuant to Item 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      Citizenship or Place of Organization: Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7  |   Sole Voting Power
  Shares of    |     |       -0-
  Series A     |_____|________________________________________________________
 Cummulative   |     |
 Convertible   |  8  |   Shared Voting Power
Preferred Stock|     |       228,540
 Beneficially  |_____|________________________________________________________
Owned by Each  |     |
  Reporting    |  9  |   Sole Dispositive Power
 Person With   |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power
               |     |       93,947
_______________|_____|_________________________________________________________

   11   Aggregate Amount Beneficially Owned by Each Reporting Person:    -0-
_______________________________________________________________________________

   12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [X]
______________________________________________________________________________

   13   Percent of Class Represented by Amount in Row (11):               0%
______________________________________________________________________________

   14   Type of Reporting Person:   IN
______________________________________________________________________________

Item 1.  Security and Issuer.

                  The titles of the classes of equity securities to which this
Schedule 13D relates are the Common Stock, without par value ("Common Stock"), of Aero Services International, Inc. (the "Company") and the Series A Cumulative Convertible Preferred Stock, without par value ("Series A Stock"), of the Company. The address of the principal executive offices of the Company is 660 Newtown-Yardley Road, Newtown, Pennsylvania 18940.

                  On May 16, 1994, Triton Energy Corporation and Pacific Basin Company, stockholders of the Company (collectively, the "Sellers"), and Transtech entered into a Purchase Agreement (the "Purchase Agreement"). On May 20, 1994 (the "Closing Date"), Transtech and the Sellers consummated the transactions contemplated by the Purchase Agreement and also entered into a Stockholders' Agreement (the "Stockholders' Agreement").

                  Pursuant to the Purchase Agreement, Transtech purchased from the Sellers on the Closing Date 3,031,905 shares of Common Stock (which includes 1,500,000 shares of Common Stock issued on conversion of 250,000 shares and Series B Convertible Preferred Stock held by Triton Energy Corporation) and 93,947 shares of Series A Stock for an aggregate consideration of $100,000. In addition, pursuant to the Purchase Agreement, Transtech purchased on the Closing Date all of the Company's indebtedness to Triton Energy Corporation (the "Debt") for an aggregate consideration of $1,400,000.

                  Pursuant to a letter dated May 12, 1994, Transtech (a) extended a $300,000 line of credit to the Company, (b) forgave approximately $2,600,000 of the Debt, (c) agreed to assist the Company in obtaining a working capital line of credit, including subordinating or releasing, as necessary, liens on the Company's inventory and receivables securing approximately $7,000,000 in principal amount of the Debt plus accrued interest, (d) agreed to forgive approximately $8,700,000 in principal amount of the Debt plus accrued interest if a "Modification" (as defined in Item 4) is effected pursuant to which the liquidation preference and arrearages are reduced to not more than $1.50 per share, and (e) committed to enter into an agreement with the Company
(i) to forbear for three years collection of approximately $15,600,000 in principal amount of the Debt to the extent that payments would exceed 50% of the Company's available cash flow and (ii) to eliminate the accrual of interest on that Debt for a period of six months after the Closing Date.


Item 2. Identity and Background.

                  This statement is filed on behalf of Transtech Holding Company, Inc., a Delaware corporation ("Transtech"), R. Theodore Brant, an individual who owns 40% of the issued and outstanding capital stock of Transtech ("Brant"), and Maurice Lawruk, an individual who owns 40% of the issued and outstanding capital stock of Transtech ("Lawruk"). The principal place of business and executive offices of Transtech are located at 1331 12th Avenue, Suite 109, Gables Office Complex, Altoona, Pennsylvania 16601. Transtech is principally engaged in the business of investments. Transtech, Brant and Lawruk are collectively referred to herein as the "Reporting Persons."

                  Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of Transtech (including Brant and Lawruk) containing the following information with respect to such persons: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and, if different from the person's business address, the address of any other corporation or other organization in which such employment is conducted. Each person listed in
Schedule I is a United States citizen.

                  During the past five years, neither the Reporting Persons nor any person named in Schedule I (based on information provided by such individuals) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

                  To finance the acquisition of the Common Stock and Series A Stock and the Debt from the Sellers (as well as the acquisition of certain assets from others), Transtech borrowed $3,200,000 from Exxon Company, U.S.A. ("Exxon") pursuant to a Loan Agreement dated as of May 20, 1994 by and between Transtech and Exxon (the "Loan Agreement"). The borrowing from Exxon is secured by the following:

                  (a) The pledge by Brant and Lawruk of (i) 6,000 shares of common stock of Valley Air Services, Inc. ("Valley Air") representing 50% of the issued and outstanding shares of capital stock of Valley Air, and (ii) 800 shares of common stock of Transtech representing 80% of the issued and outstanding shares of capital stock of Transtech;

                  (b) the pledge by Transtech of (i) 3,031,905 shares of Common Stock and the 93,947 shares of Series A Preferred Stock acquired by Transtech from the Sellers representing approximately 43.32% and 34.90%, respectively, of the issued and outstanding shares of Common Stock and Series A Stock, and (ii) 1,000 shares of common stock of Transportech Corp. ("Transpertech") representing 100% of the issued and outstanding shares of capital stock of Transportech;

                  (c) a mortgage by Transportech of its leasehold interests in various properties.

In addition, and in consideration for the extension of credit and debt foregiveness and restructuring described in Item 1, the Company (a) granted a mortgage to Exxon on the Company's leasehold interests at Tri-City Airport, Freeland, Michigan, and (b) entered into agreements with Exxon pursuant to which Exxon will supply fuel to the Company at its locations at Chicago (Midway), Illinois, Freeland, Michigan, Scottsdale, Arizona and Youngstown, Ohio.

                  Set forth above in this Item 3 and in Item 6 are descriptions of selected provisions of the Stockholders' Agreement and the and the documents relating to the above described borrowing from Exxon ("Loan Documents"). The descriptions of the Stockholders' Agreement and the Loan Documents are qualified in their entirety by reference to the copies of such agreements filed as Exhibits hereto, which are incorporated by reference herein and are made a part hereof to the same extent as though set forth herein in full.

Item 4. Purpose of Transaction.

                  Except as set forth in this Item 4, Transtech has acquired the Common Stock and Series A Stock from the Sellers for investment purposes. Effective upon the consummation of the transactions contemplated by the Purchase Agreement, John L. Pugh, Richard J. Hatchett, III and Clark R. Van Nostrand resigned as members of the Company's Board of Directors and Brant, Lawruck and Bobby R. Adkins (the Assistant Secretary of Transtech) were elected to fill the vacancies resulting from such resignations. It is anticipated that Brant will be named Chairman of the Board and Chief Executive Officer of the Company and that other positions with the Company previously held by the aforementioned resigning directors will be filled.

                   Transtech may in the future propose to effect a recapitalization of the Company by, among other things, forgiving or restructuring all or a portion of the balance of the Debt and/or converting all or a portion of the balance of the Debt to equity in the Company. In connection with a recapitalization, or otherwise, Transtech may propose to effect a modification of the rights, privileges and preferences of the Series A Stock which may include, but not necessarily be limited to, modification of the conversion provisions relating to the Series A Stock, reduction of the stated value of the Series A Stock, reduction or elimination (foregiveness) of dividend and/or redemption arrearages on the Series A Stock, and otherwise modifying the dividend and redemption provisions relating to the Series A Stock (any such modification being referred to herein as a "Modification").

                  Except as set forth in this Item 4, the Reporting Persons and the other persons named in Item 2 (based on information provided by such individuals) have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (x) any action similar to any of those enumerated above.

                  Notwithstanding the foregoing, the following information is included herein to disclose certain factors that could become applicable if a determination were made by the Reporting Persons at a future date to acquire a substantial number of additional shares of Common Stock and/or Series A Stock.

                  The Company is subject to the reporting requirements of the Exchange Act. Such reporting requirements may be terminated upon application to the Securities and Exchange Commission if the outstanding shares of Common Stock and Series A Stock are not listed on a national securities exchange and there are fewer than 300 holders of record of such shares. The termination of the registration of the Common Stock and Series A Stock under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and would render inapplicable certain provisions of the Exchange Act. If the Reporting Persons were to acquire a substantial number of shares of Common Stock and Series A Stock, the ability of affiliates of the Company and of persons holding such shares which are "restricted securities" of the Company to dispose of such shares under Rule 144 promulgated under the Securities Act may be impaired or eliminated.

                  See Item 6 for a description of certain provisions of the Stockholders' Agreement.

Item 5. Interest in Securities of Issuer.

                  The number of shares of Common Stock and Series A Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information contained in the Company's Report on Form 10-K for the fiscal year ended September 30, 1993. The Reporting Persons disclaim responsibility for the accuracy of the number of shares of Common Stock and Series A Stock issued and outstanding so reported and the resulting percentage calculations.

                  On the Closing Date, Transtech became the beneficial owner of the 3,031,905 shares of Common Stock and 93,947 shares of Series A Stock acquired under the Purchase Agreement, which represent approximately 43.32% of the Common Stock issued and outstanding and 34.90% of the Series A Stock issued and outstanding on the Closing Date. The percentage calculations set forth herein are based on 6,998,052 shares of issued and outstanding Common Stock (5,498,052 shares at September 30, 1993, as reported in the Company's Report on form 10-K for the fiscal year ended September 30, 1993, plus an additional 1,500,000 shares of Common Stock issued upon conversion of 250,000 shares of Series B Convertible Preferred Stock held by Triton Energy Corporation subsequent to September 30, 1993) and 269,185 shares of issued and outstanding shares of Series A Stock (as reported in the Company's Report on Form 10-K for the fiscal year ended September 30, 1993).

                  The 134,593 shares of Series A Stock subject to the Proxy (as defined in Item 6) which Transtech may be deemed to beneficially own represent approximately 50.00% of the Series A Stock issued and outstanding on the Closing Date. If Transtech were deemed to beneficially own the shares of Series A Stock subject to the Proxy, Transtech would beneficially own 228,540 shares of Series A Stock, which represents approximately 84.90% of the Series A Stock issued and outstanding on the Closing Date. Transtech disclaims beneficial ownership of the Series A Stock subject to the Proxy and the filing of this Schedule 13D shall not be construed as an admission that Transtech is the beneficial owner of such shares.

                   Transtech and its stockholders, Brant and Lawruk, may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act, such that the shares of Common Stock and Series A Stock beneficially owned by Transtech are deemed to be beneficially owned by Brant and Lawruk as well as Transtech. Brant and Lawruk do not beneficially own (nor are they deemed to beneficially own) any shares of capital stock of the Company in addition to those reported above. Brant and Lawruk disclaim beneficial ownership of Common Stock and Series A Stock owned by Transtech and the filing of this
Schedule 13D shall not be construed as an admission that they, or either of them, are the beneficial owners of such shares.

                  Except as indicated herein, neither the Reporting Persons nor any of the other persons listed on Schedule I (based on information provided by such individuals) presently beneficially owns any Common Stock or Series A Stock. Except as described herein, no transactions in Common Stock or Series A Stock were effected during the past 60 days by any person named in Item 2 (based on information provided by such individuals).


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As a condition under the Purchase Agreement and for no additional consideration, the Sellers and Transtech entered into the Stockholders' Agreement on the Closing Date. Pursuant to the Stockholders' Agreement, the Sellers appointed Transtech as proxy for the Sellers until the third anniversary of the Closing Date to vote the 134,593 shares of Series A Stock held by Triton Energy Corporation and not sold to Transtech (the "Retained Shares") (a) in favor of effecting a Modification with respect to all shares of Series A Stock; provided, however, that Transtech agreed not to vote the Retained Shares in favor of effecting a Modification which adversely affects any of the rights, privileges or preferences of the Series A Stock other than (i) the shares of Series A Stock owned by Transtech, (ii) the Retained Shares and
(iii) the shares of Series A Stock owned by any other person who has voted, or agreed to vote, in favor of effecting such Modification; and (b) in the sole discretion of Transtech in any proceeding to elect directors to the Company's Board of Directors to fill the "Designated Positions," pursuant to paragraph E(7)(a) of Article III of the Company's articles of incorporation, in the event that the Sellers take any action to attempt to vote the Retained Shares in any such proceeding. The proxy granted pursuant to the Stockholders' Agreement (the "Proxy") is irrevocable during its term. In addition, pursuant to the Stockholders' Agreement, the Sellers have agreed that (i) during the four-year period commencing with the Closing Date they will not, directly or indirectly,
(a) acquire, by purchase or otherwise (including conversion of the Retained Shares into shares of Common Stock), any shares of capital stock of the Company,
(b) deposit any of the Retained Shares in a voting trust or otherwise subject any of the Retained Shares to any arrangement or agreement with respect to the voting of the Retained Shares, other than the Proxy, or (c) sell, transfer, pledge, hypothecate or otherwise dispose of all or any portion of the Retained Shares, and (ii) if a Modification with respect to the Series A Stock owned by is effected within the aforementioned four-year period, the same Modification will apply to the Retained Shares.

                  See Item 4 for additional information which may be required by this Item 6.

Item 7.  Material to be Filed as Exhibits.

A.    Loan Documents.

B. Stockholders' Agreement, dated as of May 20, 1994, among Triton Energy Corporation, Pacific Basin Company and Transtech Holding Company, Inc.

C.    Agreement pursuant to Rule 13d-1(f)(1)(iii).

Signatures.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              Transtech Holding Company, Inc.


May 20, 1994                                  By: R. THEODORE BRANT, PRESIDENT
------------                                     ------------------------------
    Date                                         R. Theodore Brant, President



May 20, 1994                                  R. THEODORE BRANT
------------                                  ---------------------------------
    Date                                      R. Theodore Brant



May 20, 1994                                  MAURICE LAWRUK
------------                                  ---------------------------------
    Date                                      Maurice Lawruk

                                   SCHEDULE I


                  The following is a list of the executive officers and directors of Transtech Holding Company, Inc. ("Transtech") as of May 20, 1994. Unless otherwise indicated, the business address of each of the following executive officers and directors is 1331 Twelfth Avenue, Suite 109, Gables Office Complex, Altoona, Pennsylvania 16601.


                   Transtech Directors and Executive Officers
                   ------------------------------------------



R. Theodore Brant:          Director, President and Chief Executive Officer

Business Address:           1331 12th Avenue, Suite 109
                            Altoona, PA  16601

Principal Occupation:       President of Transportech Corp.; MountainState
                            Flight Services, Inc.; and Valley Air Services, Inc.


Maurice A. Lawruk:          Director and Vice President

Business Address:           210 West Plank Road
                            Altoona, PA  16602

Principal Occupation:       President and Chairman of Maurice A. Lawruk
                            Builders, Inc.


Deborah Shuster King:       Secretary/Treasurer and Chief Financial Officer

Business Address:           1331 12th Avenue, Suite 109
                            Altoona, PA  16601

Principal Occupation:       Chief Financial Officer of Trasportech Corp. and
                            financial consultant to Mountain State Flight
                            Services, Inc. and Valley Air Services, Inc.

                                  Exhibit Index
                                  -------------


                                                                 Sequential
Description of Exhibit                                           Page Number
----------------------                                           -----------

A.       Loan Documents.

B.       Stockholders' Agreement, dated as of May __, 1994, among
         Triton Energy Corporation, Pacific Basin Company and
         Transtech Holding Company, Inc.

C.       Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    Exhibit C


                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the statement to which this Exhibit is attached is filed on its or his behalf.

                                              Transtech Holding Company, Inc.


May 20, 1994                                  By: R. THEODORE BRANT, PRESIDENT
                                                 ------------------------------
                                                 R. Theodore Brant, President



May 20, 1994                                  R. THEODORE BRANT
                                              ---------------------------------
                                              R. Theodore Brant



May 20, 1994                                  MAURICE LAWRUK
                                              ---------------------------------
                                              Maurice Lawruk